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ALTERNATIVE FINANCE AGGREGATOR
REG CF, COLLECTIBLES, REAL ESTATE, NFTS & OTHER ALTERNATIVE ASSETS
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INVEST IN **LUSTRO**

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A Diligence-focused Reg CF, Collectible and Alternative Investment Aggregator

LEAD INVESTOR



Manish Aggarwal

As the Equity crowdfunding market continues to grow it is clear that there is a need for a platform that can aggregate deals and information across many platforms. This is key to providing the right education which will allow everyday investors to make the right investments and support startups and local businesses. Lustro is bringing transparency to this growing industry by not only organizing information but also providing the right tools, allowing investors to make informed decisions. Giving investors the ability to publish research is creating a framework for unbiased research which will benefit the broader investment community. Additionally, a proprietary ratings model driven by investors provides another tool to filter deals and find the right investment for everyone.

Invested $10,000 this round

Learn about Lead Investors

crowdlustro.com Charleston South Carolina

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

1. Multi Platform AltFin Operator - explosive growth in the democratization of alternative assets!

2. The number of investment crowdfunding offerings grew 691.5% from 2016 (188) to 2021 (1,488).

3. There was a 707.8% increase in the number of issuers between 2016 (178) and 2021 (1,438).

4. Competitor to Lustro recently raised money at 10x the valuation cap for our raise.

5. Equity CF participants now total over 1.5 million, up several hundred percent in the last few years.

6. Founding Investor with 30+ years in finance & a successful exit to a public company.

7. Launched MeWi AI matching investors, entrepreneurs and small businesses for sale in Dec 2022.

8. Acquired So.Capital which has over 230k followers and 25k+ platform visitors per month.

Our Team



Mike Knox Founding Investor/CEO👔

Mike is a former NY hedge fund manager and successfully built, scaled and exited a startup he founded to a public company. Mike has extensive knowledge in the crowdfunding space

and has financed 100% of Lustro's journey through his investment firm.



Cigdem Hughes   Head of Finance 💰

Cigdem has over 23 years of corporate finance, operations, and executive management experience. Cigdem has helped launch startup enterprises as well as managed successful turnaround engagements and investor relations for over 2400 shareholders.



Ivan Krasko   Lead Web Developer 🖥️

Ivan is a full-stack web developer with 6+ years of experience (skilled in PHP and JS). Ivan has managed several large web projects in the past involving the development of different modules along with configurations of gitlab CI/CD and Dev/Prod servers.



Damaris Torrent   Senior Project Coordinator 📊

Damaris has over 20 years of experience managing complex, data-intensive projects. Damaris is able to strategically divide large projects into pieces, setting up complicated assignments for success.



Eric Legenza   Operations Analyst 🔍

Eric has a successful track record of reaching business objectives by analyzing the flow of operations and designing tailored strategies engineered to move businesses forward.



Manish Aggarwal   Team Advisor 📋

Manish has an extensive Wall Street background, is an experienced startup operator, and has previously had a highly successful exit to a public company. Manish knows what it takes to design and scale a startup.



Bill Moore   Team Advisor 📋

Bill has a strong Wall Street portfolio management background and was previously involved with a Wall Street analytics startup. Bill has extensive equity research knowledge and is proving to be an invaluable member of our advisory board.

Welcome to Lustro!

Lustro | Company Summary

- Lustro is an alternative finance diligence-focused platform that allows investors to research all Reg CF offerings from various FINRA-registered platforms (such as Wefunder), as well as non-fungible token offerings, real estate offerings and collectible offerings (more asset types to come!).
- Lustro provides advanced search and due diligence features with the goal of reducing the uncertainty tied to these forms of investment to create better transparency as we continue the trend in democratizing access to alternative investments. Lustro strives to be the go-to source for crowdsourced diligence to assist investors in their analysis of alternative finance opportunities including equity crowdfunding, collectibles, real estate and NFTs.

Easily Browse Hundreds of Equity Crowdfunding Investment Opportunities

- The volume of equity crowdfunding offerings has been steadily increasing since the first campaigns launched in the summer of 2016. With more than 60+ FINRA approved crowdfunding portals and hundreds of active offerings spread across dozens of industries, finding the investment that's right for you can be a time consuming and overwhelming task.


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- With Lustro, you're able to quickly and easily review deals from numerous funding portals using familiar Deal Cards that display the basic information of each offering without you having to click into each deal to understand the most basic terms of the investment. Most investors only need a quick view to determine if they want to see more detail.

Search, Sort, Filter, Track, Alert | Organize Your Investing

- With our Advanced Deal Search, you have access to numerous filters which help narrow down hundreds of deals into fewer opportunities. Set your criteria and discover investment opportunities that you care about without having to wade through hundreds of companies that don't interest you.


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- Lustro alleviates this major research issue by gathering investment opportunities from *every* platform and presenting them in a single, easy-to-use platform that you can rely on!


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- You can narrow your search based on a variety of criteria, including: Asset Type, Industry, Security Type, Offering Platform, State, and more! You can also save your search, follow deals, eliminate deals from view and alert yourself whenever a new offering matches your predetermined investment criteria so you never miss an opportunity!


Crowdsourced Diligence | Contributor Program

- Lustro features a Deal Reporter program, similar to Seeking Alpha. This separate tier of users are awarded the privilege to access a Deal Report drafting interface wherein they publish their thoughts and any research/data they've located on investment opportunities. This feature gives Deal Reporters the opportunity to build their reputation on the platform while providing less experienced investors with valuable insights that assist in the investment research process. These reports are currently free for everyone to read!


Company Summary


Deal Terms
Management Team
Use of Proceeds
Investor Perks
Investor Discussion

Lustro's mission is:

- To *"shine the light"* on all equity crowdfunding and alternative investment opportunities available to all investors.
- To leverage the enormous knowledge and power of the crowd to improve the due diligence process in markets that are severely lacking in independent research.

We anticipate that our *crowdsourced-diligence* model, whereby users are able to their contribute thoughts, comments, etc. and engage in a dialog with the company regarding diligence for CF deals (this model is also used by big platforms such as Reddit and Quora) will allow for deals with higher likelihoods of success to work their way to the top and help investors avoid deals that may be lacking traditional key attributes of successful ventures.

Private Equity Origins | Successful Exit History

- Since the company's inception, Lustro has been primarily funded by our Founding Investor and CEO, Michael Knox, through his investment firm, Gold Ridge Asset Management LLC. We have been able to take advantage of Knox's expertise in the equity crowdfunding market gained from his prior role as CEO at LawCloud, a legal and regulatory technology company that assists their customers with Form C drafting (the regulatory filing necessary for a company to launch an equity crowdfunding campaign) and legal document automation. Further, Knox, a previous hedge fund manager who is a CFA and has an MBA from The University of Chicago Booth School of

a CFA and has an MBA from The University of Chicago Booth School of Business, has extensive experience as both an entrepreneur and an investor.

LawCloud

- Knox was the principal Founder and majority shareholder of Xtract Research, a covenant oriented investment research platform, which was grown to over $10 million of annual recurring revenue and was sold in 2012 in a highly successful transaction to a European public company. Xtract was completely funded by Knox and never accepted any outside capital.

Xtract Research
An Acuris company

- When it came time to decide on long-term funding options for Lustro, rather than continue to fund the company privately, we determined that the most sensible option would be to directly engage the target market by conducting our own equity crowdfunding campaign.

Planned Features | Massive Opportunities

Lustro's primary focus is on building both the user base as well as the number of Contributors. As both grow, we see a wide range of opportunities to add value to these users and the overall market and for monetization of the platform. Here are some of the future services that we plan on implementing following a successful equity crowdfunding raise:

- **AI Driven Deal Selection:** As the size of the market grows, it will be increasingly difficult for investors to sift through deals. We plan to develop

increasingly difficult for investors to sift through deals. We plan to develop an Artificial Intelligence driven solution that will find deals suitable to you based on your past search activities and by tracking deals where you chose to invest. It is possible that within a few years, there could be thousands of deals in the market at any point, so a system that finds deals for you that you like is going to be a crucial feature.

- **Quantitative Analytics System & Data Monetization:** We plan to develop an analytical system to allow for a quantitative assessment of each issuer, trends for which deal is receiving strong demand, and aggregated market statistics available to institutions looking for Regulation CF data. As the market grows, these features will help the user base in assessing opportunities and will also allow us to provide data solutions to a growing number of institutional accounts that will begin to care about the market as it becomes larger.

- **Deal Rating System:** A new rating system will be launched in the near future that uses a proprietary algorithm as well as user contributions to rate each deal as well as various aspects of the deal.

- **Contributor Rating System:** Allows users to rate the quality of contributor reports using a 5-star rating system and directs the highest rated contributors to the top of the list of reports. This will allow us to gauge the quality and general reception of our Contributor Reports, allowing us to curate our pool of Contributors and potentially promote reports drafted by higher rated Contributors.

- **Portfolio Management System:** Recently launched and in beta mode is our portfolio system which is in partnership with Kubera. As the market and number of platforms grow, tracking investments and overall portfolio performance will be increasingly problematic for investors. The portfolio management dashboard allows users to enter and see all their Reg CF investments as well as all of their other assets in one, convenient location. The system is integrated with third party services to update publicly traded securities, all for a cost of only $15 /month.

- **Accredited Investor Services:** There exists a large market of private transactions that are marketed to only Accredited Investors. We can leverage our existing technology platform to create an aggregation platform for public

our existing technology platform to create an aggregation platform for public deals only available to accredited investors. There exist opportunities to list deals marketed through both platforms as well as individual deals *not* marketed through platforms. This is a large market and the opportunity exists to charge significantly for this service.

- **Single Sign-On Platform Integration:** As investors search a larger number of platforms, the user experience continues to deteriorate as they need to log into every platform they visit. A much better user experience is that users come to Lustro to search and diligence deals and as they are passed through to platforms for additional information or to invest, they will be automatically logged into each platform through a single sign on feature between Lustro and the funding platform. We hope to show funding platforms the benefit to seamlessly pass investors from our site to the platform. This referral stream of investors is a potential source of monetization of our user base.
- **Premium Report Service:** A paid premium report service will be provided in the future. This service will include reports created by Deal Contributors as well as reports created internally. As volume grows, we expect to offer a paid service with access to all premium reports and payments to contributors based on a share of advertising revenue.
- **Small Business M&A:** We have leveraged our existing platform technology and applied it to develop a platform in the small business M&A market to compete with platforms such as BizBuySell. Many platforms in this space are antiquated and lack both a user-friendly interface and advanced technology to assist both buyers and sellers. We think there is a significant opportunity to modernize this market and generate substantial revenue. We plan to implement some AI solutions to help entrepreneurs find both the business as well as investors to back the purchase.

Market Statistics | A Promising Outlook

- The number of investment crowdfunding offerings grew 691.5% from 2016 (188) to 2021 (1,488). This growth in offerings is expected to continue as more

(188) to 2021 (1,488). This growth in offerings is expected to continue as more media coverage expresses the benefits of crowdfunding versus other sources of financing and as more funding portals enter and try to compete in the crowdfunding space.



Number of Offerings/Year
2016
2017
2018
2019
2020
2021
188
514
756
713
1,156
1,488
0 100 200 300 400 500 600 700 800 900 1000 1100 1200 1300 1400 1500 1600
Count of Offerings

CCA Annual Report -As of December 31, 2021

- There was a 707.8% increase in the number of issuers between 2016 (178) and 2021 (1,438). This growth in issuers has allowed for more offerings, making it more challenging for investors to find the investment opportunities right for them.



Number of Issuers/Year
2016
2017
2018
2019
2020
2021
178
492
724
695
1,106
1,438
0 100 200 300 400 500 600 700 800 900 1000 1100 1200 1300 1400 1500
Count of Distinct Issuers

CCA Annual Report -As of December 31, 2021

Competition | Known Competitors

- There are several competitors who recognize this market opportunity, but

the largest is KingsCrowd which has raised money through crowdfunding in the past and recently raised capital in a Regulation A offering. We would note the recent valuation is approximately 10x the valuation cap of this offering. KingsCrowd is a technology company that features similar services, but with focus on data-driven quantitative analytics. Currently, we are unaware of any other entities focused on crowdsourced research and due diligence solutions for this market and feel as though the opportunity is ripe for the first mover into this space.

- We believe we have a very friendly user interface and that most services should be free to the user base. Many investors are not willing to pay for services given the small size of their investments, but these users still bring value to our platform through diligence contributions and the value of the data, advertising and referrals of users to platforms. We also believe we have the opportunity and nimbleness to expand rapidly into new geographic areas as well as new verticals which relate to small business, start up data and transactions.

Investment | Why Invest in Lustro Now?

- The people matter in investing and our CEO and Founding Investor has invested over $200,000 into the business and has successfully built and exited a legal tech business which was sold to a public company. There are a wide variety of additional features and backlog of features to be added which can drive user engagement.
- Other companies have raised money in this sector at far higher valuations. The capital raised will be used to fund further platform development, additional staff to work on marketing and monetization opportunities, debt service for the existing debt and for potential acquisitions of related businesses.
- In October 2021, Lustro acquired a competitor, So.Capital, which covers the donation and rewards-based sectors of the market. SoCapital has over 230,000 social media followers, receives over 25,000 website visits per month and is a platform being strategically leveraged by Lustro to drive

month and is a platform being strategically leveraged by Lustro to drive traffic and build a user base. This traffic continues even though the site needs additional capital to improve the UI/UX. This acquisition was driven by our Founding Investor and should accelerate growth into international markets as well as the donation and rewards segment of the market.

- **Note:** Crowd Diligence Inc. is the proud owner of **Lustro**, **SoCapital** and **MeWi AI** (coming soon!).

Looking Ahead | Our Plan for Success

- Our 5-year plan will see us aggregating all equity crowdfunding and Reg A+ offerings taking place, as well as all international offerings. The international crowdfunding market is huge. Further, we plan to have partnerships and APIs in place with as many CF portals as possible.
- We plan to introduce a paid membership tier of features geared towards accredited investors and services allowing Reg CF investors to monitor their portfolio of crowdfunding investments. This would include annual report tracking, single sign-on functionalities, quantitative analytics, and much more.
- **SoCapital** will cover the global crowdfunding market, including donation and rewards based markets. **MeWi** (awaiting a launch) will cover the entire US small business for sale market with opportunities for entrepreneurs and business brokers to advertise on our platform while also gathering much needed small business data - opening doors to exciting monetization opportunities.

Investor | Questions & Answers

What does your company do?

- Lustro is a diligence-focused equity crowdfunding and alternative asset aggregator that gathers deals from various funding portals and makes them

easily available in one, organized platform for people to research.

Why did you choose this idea?

- The equity crowdfunding market is growing rapidly and it is becoming more and more difficult for investors to monitor investment opportunities. Aggregation is a proven business model in highly fragmented markets as you can see with companies like Kayak or Travelocity. It is simply easier and more efficient to go to one site than each funding portal. In addition, leveraging the power of the crowd to help people do better diligence is something we hope can help quality deals rise to the top and help investors avoid deals doomed to failure.

How far along are you? What's your biggest obstacle?

- The platform is fully operational with many features live and many ready for launch. The key now is growing the user base and attracting users who want to contribute content.

Who competes with you? What do you understand that they don't?

- There are several competitors who recognize this opportunity. The largest is KingsCrowd who has raised money through crowdfunding in the past. We think we understand the desired user interface better and the need for crowdsourced diligence. We also think that more services need to be free to build a user base and that many investors are not willing to pay for many services at this point, but the value of users is still there without paid services through the value of the data, advertising and referrals of users to platforms.

How will you make money?

- We believe there are a wide range of ways the platform will make money after the user base has been built. Some examples are pay per click fees/referral fees from platforms for passing investors to deals, referral fees from platforms for referring founders, paid membership fees for premium services, fees for portfolio monitoring services which allow users to view all

services, fees for portfolio monitoring services which allow users to view all of their investments in one place, data analytics for institutional/government entities who want data on the industry, general advertising for companies that want exposure to investors such as marketing firms, financial planners/accountants, geo-targeted advertising, deal promotion fees paid by issuers, new platform promotion for newer platforms looking to expand their investor base, listing fees from the M&A platform introduction. In addition, there may be other, longer-term opportunities to leverage the rating system and create model portfolios for investors.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

- Additional capital will give us more time to execute the plan. Adding users and Contributors is critical to our long term revenue plan. In order to succeed, we need to implement various programs to encourage user growth and engagement including promotion through social media and other channels, but also through providing a highly value added and user friendly experience on our site.

WHY INVESTORS LOVE US!

- The equity crowdfunding market is growing rapidly and there are many challenges for investors to sift through the ever growing number of deals and platforms marketing those deals. This issue is likely to get worse as the market grows. Lustro is helping investors research deals more efficiently. Diversification is also critical for investors to reduce risk and a platform that helps them identify more attractive opportunities supports this investment principal.
- The Contributor model where investors contribute to the diligence is the only model that makes sense long term in this industry given the shear number of deals happening at any one time. Quantitative analysis does not do the entire job because many of the companies in these markets have no operating history. We need to leverage the power of the crowd!

Help us bring transparency to this billion dollar industry by investing in us!

Downloads

CrowdLustro Pitch Deck 1.4-2-3.pdf